UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2026
Commission File Number: 001-41448

Gorilla Technology Group Inc.
(Translation of registrant’s name into English)

64 North Row
London, United Kingdom W1K 7DA
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒       Form 40-F ☐

Explanatory Note
On May 27, 2026, Gorilla Technology Group Inc., a Cayman Islands exempted company (the “Company”), issued a press release announcing earnings for the first quarter of fiscal year 2026. The press release is furnished as Exhibit 99.1 to this Report of Foreign Private Issuer on Form 6-K. The numbers presented in this press release and on the call are unaudited and unreviewed. Condensed interim consolidated financial statements of the Company for the three months ended March 31, 2026 and 2025 (Unaudited) are filed as Exhibit 99.2 to this Report of Foreign Private Issuer on Form 6-K.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gorilla Technology Group Inc.

Date: May 27, 2026	By:	/s/ Jayesh Chandan
	Name:	Jayesh Chandan
	Title:	Chief Executive Officer
(Principal Executive Officer)

EXHIBIT INDEX

Exhibit	Description
99.1	Press release dated May 27, 2026.
99.2	Condensed Interim Consolidated Financial Statements for the three months ended March 31, 2026 and 2025 (Unaudited).

3